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March 30, 2016	TSX: TMM, NYSE MKT: TGD

NEWS RELEASE

Timmins Gold updates San Francisco Technical Report
Updates Reserves & Resources, Announces Maiden Underground Resource

Vancouver, British Columbia - Timmins Gold Corp. (TSX: TMM, NYSE MKT: TGD) (“Timmins” or the “Company”) is pleased to announce an updated National Instrument 43-101 Technical Report for its San Francisco Gold Mine in the state of Sonora, Mexico, prepared by Micon International Limited (Micon). The San Francisco Gold Mine (“the Mine”) is comprised of the San Francisco deposit (“SF”) and the La Chicharra (“LC”) deposit. The report was previously updated as of December 15, 2013. This update incorporates production depletion from the date of the last report, production / confirmation drilling and an update to the resource and reserve assumptions, primarily a lower gold price assumption (Reserves at $1,100/oz gold, Resources at $1,200/oz gold). The update also includes a maiden resource for the San Francisco underground. All figures quoted below are in US Dollars.

Highlights:

•

As at December 31, 2015, the updated Proven and Probable Reserves for the San Francisco Gold Mine ($1,100/oz gold) are 374,000 ozs of gold (18.5 Mt at 0.63 g/t). This is exclusive of stockpiled ore, 62,000 ozs of gold (7.4 Mt at 0.26 g/t).

•

As at December 31, 2015, the updated Measured and Indicated Resources (inclusive of Reserves) for the San Francisco Gold Mine ($1,200/oz) are 693,000 ozs of gold (34.6 Mt at 0.62 g/t). This is inclusive of the SF underground M&I Resource of 53,000 ozs (0.48 Mt at 3.48 g/t)

•

As at December 31, 2015, the updated Inferred Resources for the San Francisco Gold Mine ($1,200/oz) are 41,000 ozs of gold (0.95 Mt at 1.33 g/t). This is inclusive of the SF underground Inferred Resource of 27,000 ozs (0.24 Mt at 3.50 g/t).

•

In the fourth quarter of 2015, based upon the gold price at the time, the Company announced that mining operations at San Francisco would continue through 2016, at which point the mine would be placed on care and maintenance, with heap leach operations continuing into 2017.

•

Production guidance for fiscal 2016 is 75,000 to 85,000 gold ounces with cash costs of approximately $750 to $850 per gold ounce sold. Estimated operating parameters include an average ore throughput of 20-22 ktpd, average stacked grade of 0.58-0.62 g/t Au, and average strip ratio in the 1.75:1 range. Total 2016 capital expenditures (sustaining and development) are estimated to be approximately $1-2 million.

•

Timmins notes that the recent rise in the gold price could have a positive impact on the operations at the San Francisco Mine. A sustainable higher gold price may enable operations at the Mine to be extended beyond the end of 2016. However, production rates and detailed mining schedules, etc., would be developed based on the higher gold price at the time and an economic analysis of continuing the operations.

•

The Company is also investigating potential underground scenarios, which may supplement the open pit production. Timmins believes that further delineation drilling for the underground resource is required and would be subject to available funding.

MINERAL RESERVES & RESOURCES

Table 1 - Mineral Reserve Estimate for the San Francisco Gold Mine, USD $1,100/oz Gold, as at December 31, 2015

	Classification	Tonnes (x1,000)	Grade Au (g/t)	Contained Gold Ounces
San Francisco Pit	Proven	8,846	0.68	194,000
	Probable	2,704	0.68	59,000
	Total	11,550	0.68	253,000
La Chicharra Pit	Proven	6,530	0.54	114,000
	Probable	411	0.52	7,000
	Total	6,940	0.54	120,000
Total	Proven	15,375	0.62	308,000
	Probable	3,115	0.66	66,000
	Total	18,490	0.63	374,000

San Francisco Pit	Stockpile	7,374	0.26	62,000

Notes: Mineral Reserves are based on (1) 0.22 g/t Au cut-off; (2) mining recovery of 99% for SF and LC, dilution of ~5% for SF and ~3% for LC; (3) mining costs of $2.00/t rock; (4) process /G&A costs of $4.90/t ore.

The figures in Table 1 have been rounded to reflect that they are estimates. The mineral reserve estimate has been audited by Micon. It is Micon’s opinion that the December 31, 2015 mineral reserve estimate has been prepared in accordance with the CIM standards and definitions for mineral reserve estimates and that Timmins can use this estimate as a basis for further mine planning and operational optimization at the San Francisco Gold Mine.

Table 2 - Mineral Resource Estimate for the San Francisco Gold Mine, USD $1,200/oz Gold, as at December 31, 2015

	Classification	Tonnes (x1,000)	Grade Au (g/t)	Contained Gold Ounces
San Francisco Pit	Measured	15,932	0.62	319,000
	Indicated	5,916	0.62	119,000
	Total Measured & Indicated	21,848	0.62	438,000
	Inferred*	523	0.59	10,000
San Francisco Underground	Measured	-	-	-
	Indicated	476	3.48	53,000
	Total Measured & Indicated	476	3.48	53,000
	Inferred*	244	3.5	27,000
La Chicharra Pit	Measured	9,768	0.51	161,000
	Indicated	2,521	0.5	40,000
	Total Measured & Indicated	12,289	0.51	202,000
	Inferred*	182	0.55	3,000
Total Resources	Measured	25,700	0.58	480,000
	Indicated	8,913	0.74	212,000
	Total Measured & Indicated	34,613	0.62	693,000
	Total Inferred*	949	1.33	41,000

Notes: Mineral Resources are inclusive of Mineral Reserves and are based on (1) 0.20 g/t Au cut-off grade for the open pit Mineral Resources and 1.50 g/t Au cut-off grade for the underground Mineral Resources; (2) open pit mining costs of $2.00/t rock; (3) process /G&A costs of $4.90/t ore. (4) Inferred Resources in this table do not include material outside of the pit limits. Inferred Resources have the potential to become additional Reserves at a future stage, however, due to the uncertainty that is attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration. In addition, Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

The figures in Table 2 have been rounded to reflect that they are estimates. The mineral resource estimate has been audited by Micon. It is Micon’s opinion that the December 31, 2015 mineral resource estimate has been prepared in accordance with the CIM standards and definitions for mineral resource estimates.

POTENTIAL UNDERGROUND SCENARIO

With higher sustained gold prices, the Company would also investigate potential underground production scenarios at San Francisco. The initial maiden resource, as of December 31, 2015, for the San Francisco underground is shown below:

	Classification	Tonnes (x1,000)	Grade Au (g/t)	Contained Gold Ounces
San Francisco Underground	Measured	-	-	-
	Indicated	476	3.48	53,000
	Total Measured & Indicated	476	3.48	53,000
	Inferred*	244	3.5	27,000

Notes: Underground Mineral Resources are based on a 1.50 g/t Au cut-off grade; Inferred Mineral Resources have the potential to become higher category resources with further additional work, however, due to the uncertainty that is attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration. In addition, Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Very limited drilling has been done on the potential underground mineralization. Most of the current resource estimate is based upon open pit confirmation /delineation drilling. The Company is investigating delineation drill programs that could increase the confidence in the underground resource as well as potentially grow the resource beyond the currently estimated quantity. Different scenarios exist for the processing of the mineralization, including utilizing the current three-stage crushing and heap leaching processing used for open-pit ore, or a form of finer grinding / milling coupled with a form of more intensive cyanide leaching resulting in increased metallurgical recoveries. Ultimately Timmins envisions a small underground operation (~500 tpd) that could supplement the open pit ore.

The National Instrument 43-101 ("NI 43-101") Technical Report describing the details of the updated Reserve and Resource estimates will be filed on SEDAR (www.sedar.com) within 45 days from the date of this press release.

Technical Information and Qualified Person Notes

This press release was reviewed by Taj Singh, M.Eng, P.Eng, a Vice-President of the Company, who is recognized as a Qualified Person (“QP”) under the guidelines of National Instrument 43-101 (“NI 43-101”). Mr. William Lewis, B.Sc, P.Geo, Mr. Mani Verma, M.Eng, P.Eng, Ing. Alan J. San Martin, MAusIMM(CP), of Micon are the independent QPs responsible for the Mineral Reserve and Mineral Resource Estimate. Mr. Richard M. Gowans of Micon is the independent QP responsible for the metallurgy section. Each of Mr. Lewis, Mr. Verma, Mr. San Martin, Mr. Gowans, and Mr. Singh have read and approved the contents of this news release.

About Timmins Gold

The Company owns and operates the San Francisco open pit, heap leach gold mine in Sonora, which provides a base of operations, allowing the Company to develop two economically robust growth projects with manageable capital requirements, the Ana Paula and Caballo Blanco gold projects.

Contacts:
Timmins Gold Corp.
Mark Backens
Interim CEO and Director
604-682-4002
mark.backens@timminsgold.com
www.timminsgold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events including projected production (and estimated cash costs). Such statements include estimates, forecasts and statements as to management’s expectations with respect to, among other things, receipt of the requisite approvals for business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to liquidity, working capital management and to production, possible capital savings and estimates of capital, exploration drilling, reserves and resources, exploitation activities and events or future operations. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is actually developed.

In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, the Company does not intend to update any forward-looking statements to conform these statements to actual results.